Exhibit 99.152

November 18, 2020	AMENDED

Nova Scotia Securities Commission	Securities Commission of Newfoundland and Labrador
Alberta Securities Commission	Saskatchewan Financial and Consumer Affairs Authority
Manitoba Securities Commission	New Brunswick Financial and Consumer Services Commission
Ontario Securities Commission	British Columbia Securities Commission
Superintendent of Securities, Northwest Territories	Autorité des marchés financiers
Superintendent of Securities, Nunavut	TSX Venture

RE: mCloud Technologies Corp.	AMENDED

Pursuant to a request from the above-mentioned reporting issuer, we wish to advise you of the following information in connection with its Annual & Special Meeting of Shareholders:

Date of meeting:	December 29, 2020
Record date for notice:	November 24, 2020
Record date for voting:	November 24, 2020
Beneficial ownership determination date:	November 24, 2020
Securities entitled to notice:	Common shares
Securities entitled to vote:	Common shares
Issuer mailing directly to non-objecting beneficial owners:	No
Issuer will pay for objecting beneficial owner material distribution:	No
Issuer using notice-and-access for registered investors:	No
Issuer using notice-and-access for non-registered investors:	No
Notice-and-access stratification criteria:	No

Sincerely,

Trust Central Services

AST Trust Company (Canada)